QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(2)

INTERSTATE HOTELS' SPECIAL COMMITTEE AND BOARD
UNANIMOUSLY RECOMMEND STOCKHOLDERS
REJECT SHANER PARTIAL TENDER OFFER

Offer is Financially Inadequate and
Stockholders are Urged to Protect Their Investment by Not Tendering Shares

PITTSBURGH, PENNSYLVANIA, APRIL 24, 2002—Interstate Hotels Corporation (Nasdaq:IHCO) announced today that after careful consideration, its Special Committee of independent directors and full Board of Directors have unanimously recommended that stockholders of Interstate's Class A common stock reject the unsolicited partial tender offer by Shaner Hotel Group Limited Partnership and refuse to tender their shares. Those recommendations are based in part on the advice of Merrill Lynch & Co., the independent financial advisor to the Special Committee.

        The recommendation of the Board and the Special Committee to reject the offer is based upon their determination that:

  •
  Shaner Group's offer price is financially inadequate; and

  •
  Stockholders' remaining investment in Interstate would be adversely affected and subject to a high degree of uncertainty if the offer were successful.

        Thomas F. Hewitt, Chairman and Chief Executive Officer of Interstate, stated, "the Special Committee and the Board believe that Shaner Group's partial offer is inadequate from a financial point of view to Interstate's public stockholders and does not reflect the inherent value or future prospects of Interstate. If the partial offer were successful, the liquidity of Interstate's remaining publicly-held shares could be reduced. Moreover, the public stockholders could be deprived of any effective voice in the election of directors."

        The Special Committee and the Board considered a number of factors in determining to recommend that Interstate stockholders reject the partial offer, including but not limited to the following:

  •
  During 2001, Interstate continued to strengthen its financial condition by keeping debt low and maintaining a strong cash position and commencing management of 20 additional hotels.

  •
  Interstate's redemption of substantially all of Wyndham International's 55% non-voting economic interest and the conversion of the Equity Inns leases into management agreements have enabled Interstate to increase EBITDA to a positive $9.7 million in 2001 from a loss of $1.9 million in 2000. Interstate's management expects to begin reporting net income in the third quarter of 2003 after the expiration of significant non-cash charges resulting from our spin-off from Wyndham International.

  •
  Interstate has expanded its international operations.

  •
  Interstate has a joint venture in place to acquire hotel properties as the market recovers.

  •
  Interstate could lose management agreements if the offer is completed and the Shaner Group pursues its intention to exert influence and control over the management and affairs of Interstate.

  •
  Interstate has a strong and experienced management team with an excellent reputation for managing upscale hotel properties, while Shaner Group has very limited experience in managing upscale properties, with little or no experience in the international lodging industry and no experience in running a public company.

        Consummation of the Shaner Group offer is conditioned upon Interstate's stockholder rights being redeemed by the Interstate Board or otherwise becoming inapplicable. For the reasons described above and in its Schedule 14D-9 filed today with the Securities and Exchange Commission, Interstate's Board of Directors is unanimously opposed to the offer and has refused to redeem the rights.

        Interstate also announced today that it is mailing to its stockholders its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the formal recommendation of the Board and the Special Committee to reject the partial offer. Additional information with respect to the decision of the Board and the Special Committee's decision to recommend that stockholders reject the Shaner Group partial tender offer and the matters considered in reaching such decision are contained in the Schedule 14D-9 and Interstate stockholders are urged to read it in its entirety.

        A copy of a letter sent to Interstate's stockholders today is attached to this press release.

        Interstate Hotels Corporation operates approximately 135 hotels with more than 28,000 rooms in 37 states in the United States as well as Canada and Russia. For more information, visit www.interstatehotels.com.

        Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it cannot give assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, real estate conditions, execution of hotel development programs, changes in the availability of additional management contracts, leases or acquisitions, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC.

CONTACT:	Interstate Hotels Corporation	Abernathy MacGregor Group
	Lisa O'Connor, 412/937-3319	Mike Pascale, 212/371-5999
Investor Relations
	or	or
	Tom Loftus, 412/937-3382	Rhonda Barnat, 212/371-5999
Media Inquires

QuickLinks

EXHIBIT (a)(2)